UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

David J. Matlin

600 Fifth Avenue, 22nd Floor

New York, New York 10022

(212) 651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles H. Still, Jr.

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

April 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

1	Name of Reporting Person David J. Matlin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power 11,314,224 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,314,224 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 11,314,224 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.8% (2)
14	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 3,014,603 shares of Class A Common Stock held by the Reporting Person, (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and (iii) 6,097,403 shares of Class A Common Stock initially issuable upon the conversion of shares of Series B Preferred Stock (as defined below) held by the Reporting Person.

(2)	Based on (i) an aggregate of 68,198,672 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 31, 2020, as represented by the Issuer in the Purchase Agreement (as defined below), plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and 6,097,403 shares of Class A Common Stock initially issuable upon the conversion of shares of Series B Preferred Stock held by the Reporting Person.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by David J. Matlin (the “Reporting Person”) on January 3, 2019, as amended by Amendment No. 1 thereto filed on November 14, 2019 and Amendment No. 2 thereto filed on January 2, 2020 (the “Original Schedule 13D”), as specifically set forth herein. Except as specifically amended and supplemented by this Amendment, the information set forth in the Original Schedule 13D remains as set forth therein.

Item 2. Identity and Background.

Item 2(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b) The business address of the Reporting Person is 600 Fifth Avenue, 22nd Floor, New York, New York 10022.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On April 1, 2020, the Reporting Person purchased from the Issuer 1,878 shares (the “Purchased Series B Preferred Shares”) of the Issuer’s Series B Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), for an aggregate purchase price of $1,878,000 in cash, funded with cash on hand of the Reporting Person, pursuant to a Purchase Agreement dated as of March 31, 2020 (the “Purchase Agreement”) by and among the Issuer, the Reporting Person and the other parties thereto.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to incorporate by reference the additional information set forth in Item 3 of this Amendment and to include the following information:

The Reporting Person acquired the Purchased Series B Preferred Shares for investment purposes.

Pursuant to the terms of the Certificate of Designations of the Series B Preferred Stock (the “Certificate of Designations”) filed by the Issuer with the Secretary of State of the State of Delaware, each share of Series B Preferred Stock is convertible at any time, at the option of the holder thereof, into a number of shares of Class A Common Stock equal to (i) the Liquidation Preference (as defined in the Certificate of Designations) as of the date of conversion divided by (ii) the then applicable Conversion Price (as defined in the Certificate of Designations). The Liquidation Preference is initially $1,000 and is subject to increase as provided in the Certificate of Designations if the Issuer does not pay quarterly dividends on the Series B Preferred Stock in cash. The Conversion Price is initially $0.308 and is subject to adjustment in certain circumstances as provided in the Certificate of Designations. The number of shares of Class A Common Stock reported as beneficially owned by the Reporting Person in this Amendment is based on the initial Liquidation Preference and the initial Conversion Price. Shares of Series B Preferred Stock also are convertible at the option of the Issuer in certain circumstances at the same conversion rate. In addition, the shares of Series B Preferred Stock may be redeemed at the option of the Issuer in certain circumstances at a redemption price equal to the then applicable Liquidation Preference.

The Purchase Agreement provides that, if the Issuer proposes to issue additional preferred stock, Class A Common Stock or securities exercisable or exchangeable for, or convertible into, Class A Common Stock (other than certain exempt issuances), then for so long as the other parties to the Purchase Agreement (including the Reporting Person) continue to hold shares of Series B Preferred Stock, such parties will have pre-emptive rights to purchase their respective pro rata shares (as determined under the Purchase Agreement) of such new securities.

Concurrently with the closing of the transactions contemplated by the Purchase Agreement, the Issuer, the Reporting Person and the other parties to the Purchase Agreement entered into a Registration Rights Agreement dated as of April 1, 2020 (the “April 2020 Registration Rights Agreement”) providing the Reporting Person and such other parties with customary “demand” and “piggy-back” registration rights. Among other matters, the April 2020 Registration Rights Agreement requires the Issuer to file with the Securities and Exchange Commission a registration statement registering for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock held by the Reporting Person and such other parties.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations and the April 2020 Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement, the Certificate of Designations and the April 2020 Registration Rights Agreement, copies of which are being filed as exhibits hereto as provided in Item 7 below.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)	The following table sets forth the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person and the percentage of the class of securities identified in Item 1 of this Schedule 13D represented by the shares of Class A Common Stock beneficially owned by the Reporting Person:

Number of Shares Beneficially Owned	Percent of Class Beneficially Owned
11,314,224 (1)	14.8% (2)

(1)	Consists of (i) 3,014,603 shares of Class A Common Stock held by the Reporting Person, (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and (iii) 6,097,403 shares of Class A Common Stock initially issuable upon the conversion of shares of Series B Preferred Stock held by the Reporting Person. The Reporting Person holds an aggregate of 4,404,436 warrants to purchase Class A Common Stock, each of which is exercisable for one-half of one share of Class A Common Stock. The Reporting Person also holds an aggregate of 1,878 shares of Series B Preferred Stock, each of which is convertible into shares of Class A Common Stock as described in Item 4 of this Schedule 13D, as amended by this Amendment.

(2)	Based on (i) an aggregate of 68,198,672 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 31, 2020, as represented by the Issuer in the Purchase Agreement, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person and 6,097,403 shares of Class A Common Stock initially issuable upon the conversion of shares of Series B Preferred Stock held by the Reporting Person.

(b)	The following table sets forth the number of shares of Class A Common Stock as to which the Reporting Person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition:

Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
11,314,224	0	11,314,224	0

(c)	On April 1, 2020, the Reporting Person acquired the Purchased Series B Preferred Shares as described in Item 3 of this Schedule 13D, as amended by this Amendment. The additional information set forth in Item 3 of this Amendment is incorporated by reference in this Item 5(c). Except for the acquisition of the Purchased Series B Preferred Shares, the Reporting Person has not effected any transactions in the class of securities identified in Item 1 of this Schedule 13D during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to incorporate by reference the additional information set forth in Item 3 and Item 4 of this Amendment.

Item 7. Material to be filed as Exhibits.

The Original Schedule 13D is hereby amended and supplemented to add the following as exhibits to this Schedule 13D:

Exhibit Number	Description of Exhibit

99.9	Purchase Agreement dated as of March 31, 2020 by and among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2020)
99.10	Certificate of Designations of Series B Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2020)
99.11	Registration Rights Agreement dated as of April 1, 2020 by and among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2020

/s/ David J. Matlin
DAVID J. MATLIN